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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                              ________________

                                  FORM 6-K
                          Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities Exchange Act of 1934

                      Commission File Number:  0-30320

                             TRINTECH GROUP PLC
           (Exact name of registrant as specified in its charter)


                                   Ireland
               (Jurisdiction of incorporation or organization)


                             Trintech Group PLC
                              Trintech Building
                         South County Business Park
                                Leopardstown
                             Dublin 18, Ireland

                  (Address of principal executive offices)


Indicate by check whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

                    Form 20-F     X     Form 40-F
                               -------             -------

Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

                        Yes              No     X
                            -------          -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b):
82-   N/A
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                             Trintech Group PLC
                                  Form 6-K

  On August 29, 2000, pursuant to a Share Exchange Agreement dated August 26, 2000, among Trintech Group PLC, a public limited corporation organized under the laws of the Republic of Ireland, and Checkline PLC, a public limited corporation organized under the laws of the United Kingdom, Trintech announced the acquistion of all of the outstanding capital stock of Checkline. As a result of the acquistion, Checkline will become a wholly-owned subsidiary of Trintech. Trintech is a leading provider of secure electronic payment infrastructure solutions. Checkline is a transaction processing and electronic card payment company.

  Pursuant to the terms of the Share Exchange Agreement, Trintech acquired all of the outstanding capital stock of Checkline for $44 million. The consideration is being effected through the issuance by Trintech of ordinary shares representing 1.2 million American depositary shares, U.S.$10 million in cash and a two-year performance earn out of up to approximately U.S.$5 million.

  The consideration paid by Trintech for the outstanding capital stock of Checkline pursuant to the Share Purchase Agreement was determined pursuant to arms' length negotiations and took into account various factors concerning the valuation of the business of Checkline.

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                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        TRINTECH GROUP PLC


                                        By: /s/ John McGuire
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                                                John McGuire
                                                Chief Executive Officer

Dated:  September 18, 2000

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